June 20, 2013
Lee Kraus
Blue Wolf Mongolia Holdings Corp. Suite 409, Central Tower 2 Sukhbaatar Square, Sukhbaatar District 8 Ulaanbaatar 14200, Mongolia

Dear Mr. Kraus:

Reference is made to that certain letter agreement between Blue Wolf Mongolia Holdings Corp. (the “Company”) and Deutsche Bank Securities Inc., as the representative of the Underwriters (“Deutsche Bank”), dated April 12, 2013, (the “Letter Agreement”), which amended the amount of deferred compensation payable to the Underwriters pursuant to the Underwriting Agreement entered into between the parties dated July 14, 2011 (the “Underwriting Agreement”). Defined terms used but not defined herein shall have the meaning ascribed to them in the Letter Agreement and the Underwriting Agreement.

The Letter Agreement provided that upon the consummation by the Company of an initial business combination (the “Business Combination”) with one or more assets or operating businesses, through a merger, capital stock exchange, purchase, asset acquisition, exchangeable share transaction, stock or asset purchase or other similar business combination, the Underwriters would be entitled to receive an amount equal to the sum of: (i) $1,000,000 and (ii) (a) $1,400,000, multiplied by (b) the quotient of: (x) the amount of cash remaining in the Trust Account at the closing of the Business Combination after payment of the aggregate Redemption Price to holders of Ordinary Shares that have tendered such shares to the Company, divided by (y) $80,237,500 (the “Original Fee”).

This letter agreement confirms the agreement between the parties that the Underwriters will receive upon the closing of the Business Combination, in lieu of the Original Fee, an amount equal to the greater of: (i) $350,000 and (ii) six percent (6%) of the amount of cash remaining in the Trust Account at the closing of the Business Combination (after payment of the aggregate Redemption Price to holders of Ordinary Shares that have tendered such shares to the Company) attributable to (a) existing shareholders of the Company (as determined by the Company and Deutsche Bank), including Geologic Resource Partners LLC and (b) new shareholders of the Company who were introduced to the Company by Deutsche Bank (the “Revised Fee”).

Each of the Underwriters hereby irrevocably agrees, acknowledges, waives and releases, as the case may be, on behalf of itself and on behalf of each of their respective representatives, agents, attorneys, employees, predecessors, successors, permitted assigns and all persons acting by, through or in concert with them in connection with the Company’s initial public offering, any right to receive from the Company the difference between the Original Fee or the fee described in the Underwriting Agreement and the Revised Fee.

Except as set forth herein, the terms and conditions of the existing Underwriting Agreement shall remain in full force and effect.

Lee Kraus
June 20, 2013

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. All waivers under this Agreement shall be in writing and signed by the party to be charged therewith.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

By: /s/ Frank Windels

Name: Frank Windels

Title: Managing Director

By: /s/ Brad Miller

Name: Brad Miller

Title: Managing Director

ODEON CAPITAL

By: /s/ Andrew Feldschreiber

Name: Andrew Feldschreiber

Title: Managing Director

AGREED TO:

BLUE WOLF MONGOLIA HOLDINGS CORP.

By: /s/ Lee Kraus

Name: Lee Kraus

Title: Chief Executive Officer and Chairman